John J. Giovannone
Tel. 714.708.6617
giovannonej@gtlaw.com

March 30, 2007

Via Electronic Filing & Via Federal Express

United States Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:	U.S. Dry Cleaning Corporation
Form SB-2, Filed December 27, 2006
File No. 333-139689
Form 8-K of December 30, 2005 filed on October 26, 2006
File No. 0-23305

Dear Mr. Spirgel:

On behalf of our client, U.S. Dry Cleaning Corporation (the “Company”), we are responding to your comment letter to Robert Y. Lee, Chief Executive Officer of the Company, dated March 15, 2007. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a redlined copy marked to show changes to Amendment No. 1 to the registration statement, which was filed on March 1, 2007. All page references are to the amended registration statement filed contemporaneously with this correspondence. The numbered items correspond to the numbers contained in your letter.

Form 8-K of December 30, 2005 filed on September 26, 2006

1.
We note that you intend to amend the above Form 8-K on or about March 8, 2007. We believe that you should include the pro forma balance sheet giving effect to the acquisition as required by Item 310(d) of Regulation S-B. Since such pro forma balance sheet was required in the original filed Form 8-K, it would be helpful to investor to see the effect of the acquisitions on the Company's financial statements as required by Item 310(d) of Regulation S-B.

Response:

We believe that the pro forma financial statements required under Regulation S-B are defined in Article 11-02(c) (1) of Regulation S-X, which states that “a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Section 210.3-01 shall be filed unless the transaction is already reflected in such balance sheet.” Since the registrant has filed two subsequent annual audited balance sheets (September 30, 2005 and 2006) reflecting the acquisitions of Steam Press Holdings, Inc. and Coachella Valley Retail, LLC, we do not believe a pro forma balance sheet is required. The related Form 8-K was amended on March 19, 2007 with the Commission’s requested financial statements and pro forma financial statements, excluding such pro forma balance sheet.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Form SB-2

Capitalization, page 9

2.
Please revise the column “Historical” to read as “Historical as of December 31, 2006”. Revise the amounts presented for the stockholders’ equity to agree with the stockholders’ equity as of December 31, 2006, presented on page F-30. Please note that the stockholders’ equity presented on page 9 should agree with the historical financial statements presented in the filing.

Response:

We have revised the column headings as requested and restated the stockholders’ equity as of December 31, 2006 to represent the historical financial statements as of December 31, 2006 as reflected below.

	STOCKHOLDERS' EQUITY
	HISTORICAL	AS ADJUSTED
	AS OF	AS OF
	DECEMBER 31, 2006	FEBRUARY 23, 2007

Preferred stock:
Preferred stock, par value $0.001 per share; 20,000,000 shares authorized;
1,200,000 issued and outstanding	$1,200	$1,200
Common stock:
Common stock, par value $0.001 per share; 100,000,000 shares authorized;
16,969,268 and 20,890,929 shares issued and outstanding,
actual and as adjusted, respectively	16,969	20,891
Additional paid-in capital	16,614,594	24,676,764
Accumulated deficit	(11,060,908)	(11,060,908)
Total stockholders' equity	$5,571,855	$13,937,947

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Capitalization, page 9

3.
We refer to your response to prior comment 2. Because the exercise of warrants represents a new investment decision, a current registration statement must be on file for the common stock underlying the warrants in order for a holder to exercise the warrants. We note that the specimen warrant certificate filed as exhibit 4.1 indicates that the company is not obligated to deliver any securities when the warrants are exercised unless there is a current registration statement. The agreement does not specify how the contract would be settled in the event that the company is unable to deliver registered shares. Paragraph 17 of EITF 00-19 indicates that net-cash settlement is assumed since it is unlikely that non-performance would be an acceptable alternative. Because the delivery of registered shares is not within your control, this criteria in 00-10 is not met and liability classification is appropriate for warrants which comprise part of the units being registered and the warrants issued to underwriters as compensation. In addition, the exception in paragraph 18 referred to in your response does not apply since an effective registration statement is required to exercise the warrants during the five years following the effective date of the offering.

Response:

We have revised the specimen warrant certificate with respect to the exercise of the warrants in the event the Company cannot issue registered shares upon exercise as follows:

“The Company has covenanted and agreed that it will file a registration statement registering the shares underlying the Warrants and will use its commercially reasonable best efforts to cause the same to become effective and to keep such registration statement current, or to file a new registration statement registering the same if the Company’s Board of Directors, upon advice of counsel, deems necessary while any of the Warrants are outstanding. Notwithstanding the foregoing, in no event shall such underlying shares be issued, and any Warrant shall not be exercisable, if a registration statement covering the shares underlying the Warrants is not then effective or if such exercise would result in the opinion of the Company's Board of Directors, upon advice of counsel, in the violation of any law. If the warrant is not exercisable pursuant to the terms set forth herein, under no circumstances will the Company be contingently or otherwise liable for any cash or other form of payment to the Registered Holder.”

We note that delivery of registered shares is not within our control. However, in the event the holder could not exercise the warrant due to the registration statement lacking effectiveness at any time during the warrant exercise period, the holder would never receive any form of settlement, cash or otherwise, based on the revision to the warrant agreement included in the offering (as noted above). Accordingly, we believe nonperformance would be an acceptable alternative and the Company, therefore, does not have to assume net cash or any other form of settlement. Based on this and the warrant agreement not failing any of the other criteria necessary for equity classification under EITF Issue No. 00-19, we believe it is appropriate to classify the warrants within equity upon issuance.

Accordingly we have added a risk factor regarding the exercisability of the warrants in the event that there is not then an effective registration statement.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Management's discussion and analysis or plan of operation

Going Concern Considerations, page 17

4.
You indicate in the amended filing that “the financing transactions may be insufficient to fund our planned acquisitions, capital expenditures, working capital, and other cash requirements for the fiscal year ending September 30, 2007.” Please describe in the amended filing your debt and/or equity financial transactions to fund the planned acquisitions, capital expenditures, working capital, and other cash requirements for the fiscal year ending September 30, 2007. Please note that your viable plans should exclude the proceeds to be raised, by this registration statement. Please refer to the guidance provided in Section 607.02 of the Financial Reporting Codification.

Response:

We have revised the registration statement to include the following in the “Going Concern Consideration” section of Management’s discussion and analysis or plan of operation (“MD&A”):

Assuming this offering does not occur, we believe we can fund planned acquisitions, capital expenditures and working capital through the fiscal year ending September 30, 2007 through private placements, borrowings and the issuance of restricted common stock. We also utilize capital leases to finance our capital expenditures in order to spread the cash requirement over the life of the asset.

Our business plan for fiscal 2007 includes strategic growth plans through acquisitions. If the strategies described in the preceding paragraph are not sufficient to fund our cash requirements for fiscal 2007, management has the flexibility to revise our business plan by implementing one or more of the following strategies: (i) delay planned acquisitions, which would scale back related overhead expenses; and/or (ii) reduction of staffing and other operational overhead expenses, which would reduce the overhead expenses to only those necessary to maintain operations at current cash availability. While such revisions may yield improvements in short-term profitability and cash flow, this could be achieved at the cost of a reduction in our future growth rate and profitability, if any. However, since we have intentionally over-staffed one of our subsidiaries in anticipation of consummating a planned acquisition in that geographic area, terminating some employees of that subsidiary would not be expected to adversely impact (to any material extent) our ability to maintain revenues at the historical levels achieved in the recent past.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Critical Accounting Policies

Long-Lived Assets, page 18

Goodwill

5.
Please refer to the response to comment no. 4 and the revised disclosure in the amended filing. We note that you have not identified your reporting units for the impairment test. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Response:

We are replacing the discussion of Long-Lived Assets and identifying and measuring impairment of Long-Lived Assets in the “Critical Accounting Policies” section of the MD&A in the amended filing with the following, which changes are reflected in amendment no. 2 to the registration statement:

Long-lived Assets

U.S. Dry Cleaning Corporation (“USDC”) acquired two enterprises in August 2005 identifiable as reporting units known as Steam Press Holdings, Inc. (“SPHI”) in Hawaii and Coachella Valley Retail (“CVR”) in California. USDC was formed on July 19, 2005 and on December 30, 2005 completed a reverse merger with a “shell company”. SPHI was founded in 1902 and operates retail laundry and dry cleaning stores, in addition to providing hotels and other commercial laundry and dry cleaning services. CVR was formed in 2001 and operates retail laundry and dry cleaning stores. See “Goodwill” below for additional discussion of reporting units.

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, in accounting for its long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted cash flows from such asset, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. See below for additional information regarding the identification and measurement of impairment of certain long-lived assets governed by SFAS No. 144.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

The Company assesses the impairment of long-lived assets, including goodwill, annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held for use is based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, the Company adjusts the asset to the extent that the carrying value exceeds the estimated fair value of the asset. Management’s judgments related to the expected useful lives of long-lived assets and the Company’s ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in operating performance. As management assesses the ongoing expected cash flows and carrying amounts of the Company’s long-lived assets, these factors could cause the Company to realize a material impairment charge, which would result in decreased net income (or increased net loss) and reduce the carrying value of these assets.

Management has determined that the long-lived assets of SPHI and CVR were not impaired during the reporting periods presented. There can be no assurance, however, that market conditions will not change which could result in impairment of long-lived assets in the future.

Identifying and Measuring Impairment of Long-Lived Assets

Introduction

We follow the substance of the procedures outlined below (which are specified in the accounting pronouncements discussed herein) in identifying and measuring impairment of our intangible and other long-lived assets.

We test our intangible assets for possible impairment using a present value technique, which is based on estimated future cash flows. These cash flows (which are generally derived from the most recent internal budget) and the related fair values are determined for impairment purposes as discussed below. Projections of future cash flows are dependent on certain assumptions, and are inherently uncertain; such projections invariably include (of necessity) some estimates that are subjective in nature. Thus, there is a risk that future events may differ from the assumptions underlying management's estimates. In a given fiscal period, such differences could have a material effect on our consolidated financial statements.

Intangible Assets - General

SFAS No. 142, "Goodwill and Other Intangible Assets" addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for upon their acquisition and after they have been initially recognized in the consolidated financial statements. SFAS No. 142 requires that goodwill and identifiable intangible assets that have indefinite lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their estimated useful lives. SFAS No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS No. 142 expands the disclosure requirements about intangible assets in the years subsequent to their acquisition. See below for additional information regarding the identification and measurement of impairment of goodwill and identifiable intangible assets governed by SFAS No. 142.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

The principal effect of SFAS No. 142 on our accompanying consolidated financial statements is that the goodwill described in Note 6 to such financial statements is not required to be amortized. Identifiable intangible assets are being amortized using an accelerated method over the useful lives determined through the valuation methodology described below.

Identifiable Intangible Assets

Our identifiable intangible assets are Customer Relationships and Trade Name/Trademark, which arose in accounting for the business combination of SPHI in August 2005. As contemplated by GAAP, a "customer relationship" exists when an entity has information about the customer and is in regular contact with the customer, who in turn has the ability to make direct contact with the entity. Since these assets are subject to amortization, management reviews customer relationship assets for impairment using the methodology of SFAS No. 144. As noted above, that pronouncement requires that an impairment loss be recognized when an asset's carrying amount is not recoverable and the carrying amount exceeds its estimated fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the total undiscounted future cash flows estimated to result from the asset's use (based on its existing service potential) and eventual disposition. As with goodwill, the traditional marketplace definition of fair value applies.

Customer relationship assets are tested for impairment whenever events or changes in circumstances suggest that their carrying amount may not be recoverable. Examples of such trigger events include a significant adverse change in the manner in which a long-lived asset is being used and a current period operating loss or negative operating cash flow. We generally apply the impairment testing required by SFAS No. 144 as summarized below.

Our valuation model is based on a ten-year forecast of revenues from Customer Relationships. All operating expenses have been allocated based on revenue and operating income. A requisite return on other assets was subtracted to arrive at a debt-free net cash flow attributable to the customer relationships. These cash flows were then discounted to a present value. The suggested useful life of the customer relationships is ten years based on the reciprocal of the attrition rate.

Our valuation of Trade Name/Trademarks is based on a derivative of the discounted cash flow (“DCF”) method that estimated the present value of a hypothetical royalty stream derived from the licensing of such assets. The royalty rate was derived by examining the royalties paid for dry cleaning franchises as well as the industry (SIC 7211, 7212 and 7216) operating margin of sales. Based on these analyses, we determined that a base royalty rate of sale is appropriate for the Trade Name/Trademarks. Such royalty rate was applied to the appropriate revenue base to arrive at the periodic royalty due to the licensor. The royalty was then reduced for the cost of administering and enforcing license agreements to arrive at net royalties. Net royalties were discounted to present value using USDC’s cost of equity, thereby yielding an estimated fair value.

Based on the evaluation process summarized in the preceding paragraphs, it was determined that the customer relationship and trade name/trademark assets' estimated fair value exceeded their carrying amounts.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Goodwill

SFAS No. 142 establishes a two-step process that governs the review of goodwill for possible impairment at the reporting unit level. A reporting unit is either an operating segment (as defined in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information") or a component of an operating segment. The Company had two identifiable reporting units in fiscal 2005 and 2006, SPHI and CVR. A component must meet the definition of a "business" under the criteria established by GAAP. When applicable, other assets and asset groups (see "Identifiable Intangible Assets" above and "Property and Equipment," below) are tested for impairment and any adjustment of the carrying values of such assets is reflected before the goodwill impairment test is performed.

The first phase, which is only designed to identify potential impairment, requires a comparison of a reporting unit's carrying amount (including goodwill) with its estimated fair value. For this purpose, the traditional marketplace definition of fair value applies. If the reporting unit's estimated fair value exceeds its carrying amount, the related goodwill is considered not impaired; under these circumstances, the second step of the impairment test described immediately below is unnecessary.

In order to measure an impairment loss, the carrying amount of the reporting unit's goodwill is compared to its "implied fair value." An entity is required to estimate the implied fair value of its goodwill by allocating the reporting unit's total fair value to all of its assets (including any unrecognized intangible assets) and liabilities as if (1) the reporting unit had been acquired in a business combination and (2) the reporting unit's fair value was the purchase price. The excess of the reporting unit's fair value over the amounts assigned to its liabilities and identifiable assets represents the implied fair value of goodwill. We apply step one of the goodwill evaluation process as described in the following paragraph.

To estimate the fair value of a group of net assets (such as a reporting unit) as a whole, a five-year discounted cash flow analysis is developed based on available historical data, and management's current projections of future-year revenues. As of a given testing date, these projections may assume annual revenue growth at a level or declining rate during the forecast period, with modest growth thereafter. Management expects revenue growth during the five-year forecast period.

Given that SPHI and CVR were merged with USDC in August 2005, the Company has not completed the implementation of its business plan. Also, management realized it was acquiring entities that had demonstrated excess capacity that could be reasonably available through future growth and acquisitions with minimal increase in overhead. Therefore, the Company has insufficient reasonably available information as to the expected variability of our estimates/assumptions to determine past, present or future reasonableness. The acquisition of these two entities was anticipated to become the base for future growth and acquisitions.

As of September 2006, management believes that the fiscal budget for the Company was based on reasonable and current information, and was achievable. Based on the evaluation process summarized in the preceding paragraphs, it was determined that the reporting units' estimated fair value exceeded their carrying amounts, and thus goodwill was not impaired. This conclusion is based in part on the fact that the Company has not had sufficient time to fully execute its business plan. There can be no assurance, however, that market conditions will not change which could result in impairment of goodwill in the future.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Unaudited Pro Forma Combined Consolidated Financial Statements

6.
We note on page F-53 that you have estimated $1.85 per share in recording the total purchase price in the acquisition of Cleaners Club. Please tell us how you estimated the fair value of the common stock issued in the Cleaners Club acquisition. Also, tell us if the Cleaners Club acquisition was with a related party.

Response:

We have raised approximately $8.1 million through private convertible debenture offerings. The first offering converted from debt to equity at $1.00 per share; and the second offering converted from debt to equity at $2.50 per share. By reviewing past offerings, we and the underwriters have determined that a price of $2.50 per unit in our current offering is a fair value. The value of our common stock was determined by taking the $2.50 per unit; separating the unit into a price for the stock and a price for the warrant. The price of the warrant was determined by using the Black-Scholes option-pricing model to estimate the fair value at $0.65 per warrant, resulting in an estimated fair value of $1.85 per common share. The following assumptions were used to estimate the fair value of warrants: risk-free interest rate of 4.5%, estimated volatility of 55%, expected life of 5 years, and no expected dividend yield. We estimated our expected volatility considering the applicable factors described in paragraph A32 of SFAS No. 123-R. Specifically, the estimate was based on similar public companies since USDC is not currently a trading company considering the following factors (i) the implied volatility of the share price determined from the market prices of the Company’s historical convertible debt transactions; (ii) the length of time an entity’s shares have been publicly traded or the expected volatility of similar entities; (iii) corporate and capital structure.

The Cleaners Club acquisition was not a related party transaction.

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

Pro forma net loss per share

7. Please present on pages F-55 and F-56, pro forma net loss per share.

Response:

We have provided pro forma net loss per share in Amendment No. 2 to Form SB-2 and in an amendment to Form 8-K re the Cleaners Club, Inc. acquisition, which Form 8-K/A was filed on March 30, 2007.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Note (A) Basis of Presentation

8.
We note that the historical financial statements for Cleaners Club presented in the filing are for the year ended December 31, 2006. Disclose in the note how you prepared the historical statement of operations for Cleaners Club for the year ended September 30, 2006, presented in the pro forma financial information.

Response:

Prior to acquisition, Cleaners Club, Inc. (“Cleaners’) had a December 31 year-end while the registrant has a September 30 year-end. Our conclusion for pro forma financial statement purposes was that a pro forma statement of operations was required for the year ended September 30, 2006 and the three months ended December 31, 2006.

Accordingly, we have revised Note (A) Basis of Presentation to include the following additional information:

The historical statement of operations of Cleaners Club for the year ended September 30, 2006 was prepared by starting with the audited statement of operations for the year ended December 31, 2006, excluding the statement of operations for the three months ended December 31, 2006, and adding the statement of operations for the three months ended December 31, 2005. All audit adjustments resulting from the audit of Cleaners Club for the years ended December 31, 2006 and 2005 were recast to the proper quarterly periods in preparing the historical statement of operations for the year ended September 30, 2006.

Note (C)

9.
We note on page F-57 that the entire excess amount of the purchase price over the historical book value was allocated to the goodwill and none to the other identifiable intangible assets. Please tell us if you considered the guidance provided in Appendix A to SFAS 141 in allocating the purchase price. Disclose why the purchase price allocation is preliminary and describe any information needed to finalize the allocation. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Since materially different results might occur, include additional pro forma presentations that give effect to the range of possible results. See Article 11 of Regulation S-X.

Larry Spirgel
United States Securities & Exchange Commission
March 30, 2007

Response:

While we have retained an independent third party to prepare a valuation of the acquisition, such valuation is not yet complete. We are using the guidance provided by Appendix A to SFAS 141 in allocating the purchase price. We believe that the acquisition of Cleaners Club, Inc. (“Cleaners’) is very similar in nature to the previous acquisition of Coachella Valley Retail, LLC (“CVR”) in August 2005 and will result in similar valuation results since (1) both CVR and Cleaners were established relatively recently in 2001 and 1998, respectively, (2) both have only retail non-commercial customer bases, and (3) both have a similar number of retail stores of five and nine, respectively. We note that the valuation allocation of CVR resulted in only $3,000 of identifiable intangible assets (customer relationship assets), no liabilities, and no changes to the historical book values. In contrast, the acquisition of Steam Press Holdings, Inc. (“Young”) resulted in significant customer relationship assets and trademark/trade name assets which we believe resulted from the fact that Young was established in 1902, is the predominant dry cleaning and laundry company on the island of Oahu, and has a strong commercial customer base with hotels. Accordingly, for pro forma financial statement purposes only at this time, we have assumed that the Cleaners valuation allocation will result in no identifiable intangible assets or other liabilities and that the entire excess of the purchase price over the historical book value will be allocated to goodwill. We believe it is unlikely that materially different results might occur upon receipt of the final valuation analysis and that only the pro forma financial statements as presented are required under Article 11 of Regulation S-X.

However, we have amended our disclosures in amendment no. 2 to Form SB-2 and amended our Form 8-K for the Cleaners acquisition to expand our disclosures accordingly.

Respectfully submitted,

/s/ John J. Giovannone
John J. Giovannone